UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

HEICO CORPORATION
(Exact name of registrant as specified in its charter)

Florida	1-4604	65-0341002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 Taft Street, Hollywood, Florida		33021
(Address of principal executive offices)		(Zip Code)
Carlos L. Macau, Jr. (954) 987-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Applicability of the Conflict Minerals Rule to Our Company

HEICO Corporation through its subsidiaries (collectively, “HEICO” or the “Company”) believes it is the world’s largest manufacturer of Federal Aviation Administration-approved jet engine and aircraft component replacement parts, other than the original equipment manufacturers and their subcontractors. HEICO also believes it is a leading manufacturer of various types of electronic equipment for the aviation, defense, space, industrial, medical, telecommunications and electronics industries. For further information concerning HEICO's products, see the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Form SD or the Conflict Minerals Report included as an exhibit hereto and should not be considered part of this Form SD or the Conflict Minerals Report.

Certain of the products manufactured or contracted to be manufactured by the Company contain Conflict Minerals (as defined below) that are necessary to the products' functionality or production. Therefore, HEICO is subject to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule") and required to file this report on Form SD. As used herein and consistent with the Conflict Minerals Rule, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

HEICO does not directly source Conflict Minerals from mines, smelters or refiners, and is in most cases several or more levels removed from these market participants. The Company therefore has limited influence over these upstream actors. Furthermore, because of the depth, breadth and constant evolution of the Company's supply chain and competitive factors affecting its supplier base, the Company often has significant difficulty identifying actors upstream from its direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, the Company seeks to ensure that its sourcing practices are consistent with its Conflict Minerals Policy, which is discussed below, and encourage conflict free sourcing in its supply chain.

Our Conflict Minerals Policy

The Company implemented a policy for the supply chain of Conflict Minerals (the "Policy"). The Policy indicates that suppliers who supply or manufacture components, parts or products containing Conflict Minerals are expected to:

•	Source those minerals from sources that do not directly or indirectly benefit or finance "armed groups" in the Democratic Republic of the Congo ("DRC") or one of its adjoining countries.

•	Implement and communicate to their personnel and suppliers policies that are consistent with the Policy, and require their direct and indirect suppliers to do the same.

•
Familiarize themselves with the Rule and the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Framework").

•	Put in place procedures for the traceability of Conflict Minerals at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable.

•	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free, and require their direct and indirect suppliers to do the same.

•	Maintain reviewable business records supporting the source of Conflict Minerals.

•
From time to time, at HEICO’s request, provide to HEICO written certifications and other information concerning the origin of Conflict Minerals included in products and components supplied to HEICO and the supplier's compliance with the Policy generally, and require their direct and indirect suppliers to do the same.

•	Establish, and require their direct and indirect suppliers to establish, policies, due diligence frameworks and management systems that are consistent with the OECD Framework.

The Policy indicates that HEICO reserves the right to request supplier information to assess and monitor compliance with the Policy and indicates that a non-compliant supplier may be subject to completing a corrective action plan or possible termination of the business relationship. Furthermore, the Policy also includes a grievance mechanism that enables parties to provide information regarding Policy violations.

Conflict Minerals Report

For 2013, the Company was unable to determine the origin of the necessary Conflict Minerals contained within its in-scope products. Accordingly, the Company prepared a Conflict Minerals Report, which is filed as Exhibit 1.02 to this report on Form SD and available through the Investors section of HEICO's website at www.heico.com.

For 2013, none of the necessary Conflict Minerals contained in the Company's in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEICO CORPORATION

By:	/s/ CARLOS L. MACAU, JR.	Date: May 30, 2014
Carlos L. Macau, Jr. Executive Vice President - Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013